CABINET GROW, INC.

319 CLEMATIS STREET, SUITE 1008

WEST PALM BEACH, FL. 33401

September 25, 2014

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

ATTN:	Justin Dobbie
Legal Branch Chief

Re:	Cabinet Grow, Inc.
Registration Statement on Form S-1
Filed July 31, 2014
File No. 333-197749

Dear Mr. Dobbie

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated August 27, 2014, with respect to the above-referenced filing. Amendment No. 1 to Registration Statement on Form S-1 of Cabinet Grow, Inc., a Nevada corporation (the “Company”), incorporates our responses to your comments. Our responses below follow the text of each comment and are reproduced consecutively for your convenience.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response 1: We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. To date, we have not sent any such communication to any potential investors, however, we will retain copies of any such communications. The Company is not aware of any research reports by any broker or dealer that is participating or will participate in the offering. To the extent that any such written communications are made in reliance on Section 5(d) of the Securities Act or any such reports are published or distributed in the future, the Company will supplementally provide them to the Staff.

Rule 135 Safe Harbor.

This notice/press release is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended.  As required by Rule 135, this notice does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Prospectus Summary, page 5

Our Company, page 5

2.	Please disclose that your independent auditor has expressed substantial doubt regarding your ability to continue as a going concern. Please similarly revise the third risk factor and caption on page 8.

Response 2: We have disclosed that our independent auditor has expressed substantial doubt regarding our ability to continue as a going concern and have revised our risk factor and related caption.

Corporate Information, page 5

3.	Please disclose here, if true, that your principal executive office and your chief financial officer are in Florida and briefly discuss any costs or risks that you may incur from having your principal executive office and chief financial officer at such a distance from your principal place of business and your other two executive officers.

Response 3: As our Chief Financial Officer’s office is located in Florida, we will incur additional costs of travel. We estimate that he will travel to our place of business approximately two times per quarter at an annual cost of approximately $10,000. As a matter of clarity the Company will only be utilizing the Florida address for regulatory correspondence matters, and the Irvine California office will serve as the principal place of business as well as the executive office.

Summary Financial Data, page 6

4.	Please expand Note (1) on page 7 to provide a detailed break-out of each pro forma adjustment to cash, total assets, working capital (deficit), and total stockholders’ equity (deficit) that reconciles to the amounts presented in the table.

Response 4: Previously Note (1) included adjustments to the March 31, 2014, balance sheet for activity that occurred after March 31, 2014. The previous pro forma adjustments are now included in the June 30, 2014, balance sheet presented herein.

5. Please tell us your basis under GAAP for recognizing a $1,000,000 receivable and an offsetting $1,000,000 payable for the unfunded portion of the convertible promissory note commitment.

Response 5: We determined that recognition of the $1,000,000 note receivable was required because it did not meet the criteria in ASC 210-20-45-1, Balance Sheet Offsetting because neither the Company, nor the issuer of the note receivable and holder of the convertible notes payable, intend to set off the amounts owed pursuant to the related convertible notes payable against the right to receive proceeds pursuant to the note receivable.  We concluded that netting was prohibited because the condition specified under ASC 210-20-45-1-c. was not met.  We further concluded, consistent with ASC 210-20-45-5, that netting, and not recording the related convertible notes payable, would not be a representationally faithful presentation of the Company’s obligations on its statement of financial position.

Risk Factors, page 8

Federal regulation and enforcement may adversely affect, page 8

6. Please describe the specific risks and uncertainties of federal enforcement of the Controlled Substances Act, notwithstanding state medical cannabis laws, in light of the “Ogden Memo” and the “Cole Memo” issued by the Department of Justice in 2009 and

2011, respectively.

Response 6: The specific risks and uncertainties of federal enforcement of the Controlled Substance Act (the "CSA"), notwithstanding state medical cannabis laws, in light of the “Ogden Memo” and the “Cole Memo” issued by the Department of Justice (the “DOJ”) in 2009 and 2011, are reinforced and further clarified by the Cole Memo on August 29, 2013. In an effort to provide guidance to federal law enforcement, the DOJ has issued Guidance Regarding Marijuana Enforcement to all United States Attorneys in a memorandum from Deputy Attorney General David Ogden on October 19, 2009, in a memorandum from Deputy Attorney General James Cole on June 29, 2011 and in a memorandum from Deputy Attorney General James Cole on August 29, 2013.  Each memorandum provides that the DOJ is committed to enforcement of the CSA but the DOJ is also committed to using its limited investigative and prosecutorial resources to address the most significant threats in the most effective, consistent and rational way.

The August 29, 2013, memorandum provides updated guidance to federal prosecutors concerning marijuana enforcement in light of state laws legalizing medical and recreational marijuana possession in small amounts.  The memorandum sets forth certain enforcement priorities that are important to the federal government:

•	Distribution of marijuana to children;
•	Revenue from the sale of marijuana going to criminals;
•	Diversion of medical marijuana from states where is legal to states where it is not;
•	Using state authorized marijuana activity as a pretext of other illegal drug activity;
•	Preventing violence in the cultivation and distribution of marijuana;
•	Preventing drugged driving;
•	Growing marijuana on federal property; and
•	Prevent possession or use of marijuana on federal property.

As set forth in three separate DOJ memorandum setting forth enforcement priorities that are important to the federal government the DOJ has not devoted resources to prosecuting individuals whose conduct is limited to possession of small amounts of marijuana for use on private property but relied on state and local law enforcement to address marijuana activity.

7.  In this regard, please address the risks to your business resulting from the Supreme Court ruling that federal law may pre-empt state laws relating to marijuana, including state laws relating to medical cannabis.

Response 7: The risks to our business resulting from the Supreme Court ruling that federal law may pre-empt state laws relating to marijuana, including state laws relating to medical cannabis based on our answer to question number 6 above.  The U.S. Supreme Court has declined to hear a case brought by San Diego County, California that sought to establish federal preemption over state medical marijuana laws.  The preemption claim was rejected by every court that reviewed the case. The California 4th District Court of Appeals wrote in its unanimous ruling, "Congress does not have the authority to compel the states to direct their law enforcement personnel to enforce federal laws."  However, in Gonzales v. Raich the U.S. Supreme Court has held federal preemption exists as long as the CSA contains prohibitions against marijuana, that under the Commerce Clause of the United States Constitution, the United States may criminalize the production and use of homegrown cannabis even where states approve its use for medical purposes because Congress’ commerce power related to the production of a commodity meant for home consumption, be it wheat or marijuana, has a substantial effect on supply and demand in the national market for that commodity. Despite the Supreme Court finding federal preemption in Gonzales V. Raich, the administration’s policy toward small scale medical cannabis home consumption has been issued in three separate DOJ memorandum setting forth enforcement priorities that are important to the federal government the DOJ has not devoted resources to prosecuting individuals whose conduct is limited to possession of small amounts of marijuana for use on private property but relied on state and local law enforcement to address marijuana activity.

In anticipation of future Supreme Court litigation related to medical and recreational cannabis, Congress accepted the introduction of The Respect State Marijuana Law Act on April 12, 2013.  This legislation has been sent to the House Judicial Committee and House Committee on Energy and Commerce for further congressional review.  This legislation would amend the CSA to provide that provision of the CSA related to marijuana shall not be applied to any person acting in compliance with state laws related to the production, possession distribution, dispensing, administration or delivery of marijuana.

8.  To the extent material, please add a risk factor describing the risks if you are found to be violating the laws of jurisdictions where sale, possession, or use of medical cannabis is not permitted.

Response 8: We have added a new risk factor describing the risks if we are found to be violating the laws of jurisdictions where sale, possession, or use of medical cannabis is not permitted.

9.	Please add a risk factor describing the risks to your business because of significant differences and uncertainties in various state legal and regulatory regimes among those states that have legalized medical cannabis. In this risk factor, please also describe the risks because of local laws and ordinances that may restrict marijuana-related activities, including activities relating to medical cannabis.

Response 9: We have added a new risk factor. Of the twenty-three states plus the District of Columbia that have laws and/or regulation that recognize in one form or another legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment, no two are identical.  With the exception of Alaska and Colorado, state and local laws and regulations pertaining to medical cannabis generally trend to prohibit personal cultivation of medical cannabis.  Our products are primarily designed for general agricultural use. We have no direct or indirect design features in our equipment specifically or primarily of the cultivation of medical cannabis.  Our customers can grow anything they desire in our equipment.  Particularly in areas that experience short growing season, in-door hydroponic and soil vegetable gardening is becoming more popular among those individuals seeking fresh organic food.   Although it is possible that medical cannabis may be grown in our hydroponic and soil based equipment, we make no inquiry of our customers as to their intended agricultural use of or products.

We are dependent on our CEO, COO and outsourced consultants, page 11

10. In a separate risk factor please describe the risks, including risks of conflicts of interest, because your CFO and other officers and directors do not dedicate their full time to your business. We note your disclosure on pages 35 and 36.

Response 10: We have added a separate risk factor, including risks of conflicts of interest, because our CFO and other officers and directors do not dedicate their full time to our business.

Our Directors and Officers possess the majority of our voting power, page 11

11. Please revise this risk factor to clarify that the owners of your Class A Preferred Stock, currently your CEO and COO, will have 51% of the total votes on a number of significant stockholder matters, regardless of the actual number of shares of Class A Preferred Stock or common stock outstanding at the time. Please also clarify that the shares of Class A Preferred Stock held by your CEO and COO have been pledged to Chicago Venture Partners.

Response 11:We have revised the risk factor including clarifying that the shares of Class A Preferred Stock held by your CEO and COO have been pledged to Chicago Venture Partners.

The price of the Shares offered has been arbitrarily established, page 12

12. Please revise this risk factor to clarify that the offering price may not reflect the intrinsic value of the company and it may be substantially higher than future market prices to the extent a market for your shares develops.

Response 12: We have revised the risk factor to clarify that the offering price may not reflect the intrinsic value of the company and it may be substantially higher than future market prices to the extent a market for our shares develops.

There are convertible notes outstanding, page 13

13. Please disclose the date the CVP note becomes convertible and the conversion price.

Response 13: We have disclosed the date the CVP note becomes convertible and the conversion price.

Use of Proceeds, page 14

14. Please clarify whether the uses of proceeds itemized in the table are in order of priority.

Refer to Instruction 1 to Item 504 of Regulation S-K.

Response 14: We have revised the table in order of priority pursuant to Item 504 of Regulation S-K.

15. Please revise the use of proceeds table to deduct the $40,000 in offering expenses from the gross offering proceeds.

Response 15: We have revised the table to deduct the $40,000 in offering expenses from the gross offering proceeds.

16. You state that you may determine to “allocate funds toward securing potential financing and business opportunities in the short term rather than to conserve funds to satisfy continuous disclosure requirements for a longer period.” Please discuss the factors you will consider in determining whether to change the use of proceeds in this manner. Additionally, disclose the anticipated source of funds to be utilized for public reporting obligations in the event you determine to use the proceeds allocated for public reporting for an alternate purpose. Refer to Instruction 7 to Item 504 of Regulation S-K.

Response 16: We have revised the disclosure as we plan to conserve funds to satisfy our continuous disclosure requirements.

Capitalization, page 15

17. Please provide an explanation of all adjustments made in the Pro Forma column including but not limited to the $306,000 deferred stock compensation pro forma adjustment.

Response 17: Previously the Pro Forma column included adjustments to the March 31, 2014, balance sheet for activity that occurred after March 31, 2014. The previous pro forma adjustments are now included in the June 30, 2014, balance sheet presented herein.

18. We note that the three convertible promissory notes in May and June 2014 and the additional convertible promissory note issued in June 2014 all contained conversion prices less than your initial public offering price. Please tell us and revise to disclose your planned accounting for these notes, including your determination of whether a beneficial conversion feature will be recorded. If an amount will not be recorded, tell us and disclose the specific reasons for the difference in the value of your stock from the date of issuance of the notes to the established offering price.

Response 18: The Company has recorded the notes in the June 30, 2014, financial statements included in Form S-1/A filed in conjunction with this response letter. We have not recorded a beneficial conversion feature, however, due to certain defaults and remedies clauses contained in the terms and conditions of the Company Note, the Company estimated the fair value of the conversion feature of the note (and the fair value of the warrant issued) using the Black Scholes formula and Monte Carlo simulations. Since the amounts exceeded the face value of the note, the Company recorded on the issuance date, a derivative liability expense of $270,368 and $1,507,500 as a discount to the note (to be amortized to interest expense over the life of the note) and $1,777,868 as derivative liabilities on the issuance date.

Plan of Distribution, page 17

19. Refer to the second to last paragraph on page 17. Please reconcile your disclosure here that the offering will be for nine months with your disclosure on page 18 that the offering is open for 180 days, subject to one 90-day extension.

Response 19: We have amended this disclosure that the offering will be open for six (6) months here to be consistent with the disclosures elsewhere throughout the registration statement.

20. We note the statement that you intend to sell this offering through your officers and directors, but you may use licensed broker/dealers and pay the brokers a commission for proceeds raised. Please confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to this registration statement to include any additional material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Response 20: We confirm our understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that we will file a post-effective amendment to this registration statement to include any additional material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Terms of the Offering, page 18

21. Please tell us whether your disclosure here that the Board of Directors will vote whether to extend the offering an additional 90 days in consistent with Exhibit 4.10, which provides that an extension of the closing date will be at the CEO’s sole discretion.

Response 21: We have amended Exhibit 4.10 to state that an extension of the closing date will be by vote of the Board of Directors.

Description of the Business, page 21

Overview, page 21

22. Refer to the first and third paragraphs of this section. Please briefly explain what you mean by the “discreet” horticultural market and a “stealthy” growing process.

Response 22: We have eliminated the use of the words “discreet” and “stealthy” in our “Description of the Business”.

23. You state here that you are a manufacturer of cabinet based horticultural systems. In the last risk factor on page 9, you state that you may depend on contract manufacturers in the future to produce your cabinets and other products. Please revise your business section to clarify that you currently manufacture your own products and to provide the details of any plans you have to outsource manufacturing in the future.

Response 23: The Company purchases cabinets from a third party, as well as lights, filters and fans. Upon receipt of an order form a customer, the Company assembles the parts into a “finished horticulture” cabinet for sale. We have revised the related risk factor to disclose certain risks regarding our suppliers. We have also revised the “Overview”.

24. Refer to the fourth paragraph of this section. Please briefly explain why the MediCab Micro does not permit “complete autonomy so that growers can manage all stages of growth.”

Response 24:  The MediCab Micro is a single chamber grow system, where our larger grow cabinets are designed with dual grow chambers.  In the dual chamber model, each chamber operates independently from the other, enabling growers to manage multiple stages of plant life concurrently.  That means a grower can plant a single seed, mature the plant, take clones from the mature plant, and raise the clones in one chamber while blooming the mature plant in the other.  This process is perpetually repeated creating autonomy for the grower.  However, when growing in a single chamber system, the grower may start from seed or clone, and complete the entire grow cycle within that chamber, but must procure new seeds or clones each time a new crop is planted.

Customers, page 21

25. You disclose in the second risk factor on page 8 that you believe a material portion of your product sales are to medical cannabis customers. Please quantify the percentage of unit sales to medical cannabis customers and any other group constituting a material percentage of your sales.

Response 25: The Company does not qualify or formally track, customers based on their intended use of our products.  However, we have observed that the number of inquiries from customers stating their desire to utilize the system for the purpose of growing medical marijuana is notable.  As we do not track the number of inquiries made in this manner we do not have the percentage of unit sales to medical cannabis customers or any other grouping constituting a material percentage of our sales.

26. Please discuss the methods you use, if any, to monitor and determine whether customers are purchasing your products for use in growing medical cannabis or for other purposes, including whether sales are restricted to persons with prescriptions for medical cannabis, to persons of a certain age, or to persons in certain states.

Response 26: Since our grow cabinets are intended to grow many varieties of plants we do not have in place any methods to monitor and to determine whether customers are purchasing our products for medical cannabis or for other purposes. Further, we do not restrict our sales to persons with prescriptions for medical cannabis, to persons of a certain age, or to persons in certain states. The Company likens the sale of its’ products to “Miracle Grow” soil.  While that product may ultimately be used for the production of cannabis, neither Miracle Grow, nor its retail partners such as Home Depot qualify the consumer of the product based on its intended use.

27. Please include a discussion of the existing market for your products as well as any additional markets or categories of customers you are targeting. Please discuss, for example, whether you target medical or recreational cannabis growers or any other specific type of customer. We note that your website does not appear to have any direct references to medical cannabis growers. Also, to the extent your business is dependent on a limited market or concentrated customer base, please include appropriate risk factor disclosure.

Response 27: Our current existing market is vast. Our products are intended to bring new horticulture technology and grow methods into the consumer home.  Based on demographics data available through Google Analytics, our customer age ranges from 18-70 and more than 80% live in the US.  With growing demand for local, sustainable horticulture solutions.

28. Please discuss the extent to which prospective customers may be deterred from doing business with a company with a significant nationwide online presence because of fears of federal or state enforcement of laws prohibiting possession and sale of medical or recreational marijuana. To the extent material, please add a risk factor in this regard.

Response 28: We have added a risk factor regarding prospective customers may be deterred from doing business with our company as we have significant nationwide online presence because of fears of federal or state enforcement of laws prohibiting possession and sale of medical or recreational marijuana.

Our Products, page 21

29. Please clarify whether you sell or plan to sell plant seeds as part of your line of kits and packages.

Response 29: We currently do not sell and have no plans to sell plant seeds.

Marketing & Business Development, page 24

30. You state in the opening paragraph that you are exploring the possibility of retail stores in Denver and Seattle. Please expand your discussion of this aspect of your business strategy, including estimated costs and milestones. Please discuss the criteria you expect to utilize in evaluating whether to pursue retail expansion and why you have identified Denver and Seattle as key markets. Please also disclose the anticipated source of funds as you do not appear to allocate net proceeds of the offering for retail expansion.

Response 30: Management of the Company was initially “exploring” the possibility of retail stores in Denver and Seattle. We have determined at this time to remain focused on our business to consumer model and wholesale distribution, and accordingly, we are not currently contemplating opening retail stores. We have therefore revised this section, accordingly.

31. Please expand the discussion of each of your marketing strategies, including estimated costs and milestones. To the extent the anticipated proceeds available for each strategy varies based on the amount raised in the offering, discuss here how your plans will be adjusted accordingly.

Response 31: We have expanded this discussion to include estimated costs and milestones and discussed variations of each strategy based on the amount raised in the offering.

32. Please revise to eliminate or explain industry jargon such as “SEO capabilities,” “drip campaigns,” and “viral potential.”

Response 32: We have revised the disclosure, to further explain the methods we will employ.

Technology and Development, page 24

33. Please tell us, with a view to revised disclosure, whether you expect to have to comply with any local, state, or federal medical cannabis laws with respect to your plans to automate customer contact and reordering and to provide subscription based support and training.

Response 33: We plan to comply with all local, state and federal medical cannabis laws that apply to the Company. We do not anticipate any local, state or federal medical cannabis laws will apply to our plans to automate customer contact and reordering and subscription based support and training because these are common business practices employed by many companies selling goods and services to consumers. Our products are intended to bring new horticulture technology and grow methods into the consumer home.  As with any new technology customer support will be critical to customer satisfaction.

Competition, page 24

34. Please provide us the basis for your belief that you have a “favorable reputation for outstanding customer service and satisfaction. .. . .”

Response 34: We have evaluated public reviews online and spoken to industry influencers, such as retailers and distributors, seeking feedback and establishing brand positioning pertaining our company as well as our competition.  We have discovered reviews specifically addressing the issue of customer service, both prior to and after purchasing, where the Company is praised for its superior level of customer service.

Intellectual Property, page 25

35. You state in the third paragraph on page 25 that you enter into confidentiality and non- disclosure agreements with, among other parties, some customers as you deem necessary. Please briefly explain the reasons why you would enter into confidentiality or non- disclosure agreements with customers.

Response 35: Some of our customers are also wholesale distributors for competitor's products and it is in the best interests of the company to restrict the flow of confidential information

Government Regulation, page 25

36. Please provide us the basis for your belief that federal or state laws do not prohibit you from selling your products to medical cannabis growers. Additionally, please disclose whether you believe there are any federal or state laws that prohibit you from selling your products to recreational cannabis growers and provide us with the basis for any such beliefs. Please also provide us with the basis for your belief that there is a “relatively low” risk that you may be deemed to be facilitating the selling or distribution of marijuana. In your response letter, please confirm to us that your statement that you do not believe that federal laws prohibit you from selling your products to medical cannabis growers includes relevant provisions of the federal Controlled Substances Act discussed in the third paragraph of this section.

Response 36: The basis of our belief that federal and state laws do not prohibit us from selling our products to medical cannabis growers is that under the Controlled Substance Act (“CSA”) Title 21, Section 863, (Drug Paraphernalia) is defined to mean any equipment, product, or material of any kind which is primarily  intended or designed for use in manufacturing, compounding, converting, concealing, producing processing, preparing, injecting ingesting, inhaling or otherwise introducing into the human body a controlled substance, possession of which is unlawful under this subchapter. Our products are primarily designed for general agricultural use. We have no direct or indirect design features in our equipment specifically or primarily of the cultivation of medical cannabis.  Our customers can grow anything they desire in our equipment.  Particularly in areas that experience short growing season, in-door hydroponic and soil vegetable gardening is becoming more popular among those individuals seeking fresh organic food.   Although it is possible that medical cannabis may be grown in our hydroponic and soil based equipment, we make no inquiry of our customers as to their intended agricultural use of or products.

We believe that the CSA and state laws would prohibit us from selling our products if we knew the customers intended purpose was to grow recreational cannabis.  We have no idea as to the intended agricultural use or customer have for our products. We sell our products to individuals interested in small scale hydroponic and soil based agriculture.  Similar to a sporting goods store selling ammunition, the store does not ask the customer if he intends to go hunting or rob a bank, nor does a hardware store inquire of the customer purchasing a hammer if he intends to build a house or break the display case to rob a jewelry store.  Similarly, we design, manufacture and sell a lawful piece of equipment to individuals interested in small scale hydroponic and soil based agriculture.

We believe there is a “relatively low” risk that we may be deemed to be facilitating the selling or distribution of marijuana because it would have to be established that we selling or distributing equipment which is primarily intended or designed for us in manufacturing, compounding, converting, concealing, producing processing, preparing, injecting ingesting, inhaling or otherwise introducing into the human body a controlled substance, possession of which is unlawful under the CSA.  Because our products primarily intended to be sold to individuals interested in small scale hydroponic and soil based agriculture, and not primarily intended for selling or distribution marijuana.

Finally, with respect to the last sentence to this question 36, we cannot confirm to you that we do not believe that federal laws prohibit us from selling our products to medical cannabis grows.  In the third paragraph of this section we do not indicate that federal laws do not constitute a possible prohibition to selling our products to the medical cannabis industry. To the contrary, in this last sentence we disclose that our activities could possibly be deemed prohibited under the CSA if it was determined that our primary intend was to manufacture, sell and distribute equipment to medical cannabis growers. As indicated above, the intended use of our products is for small scale home hydroponic and soil general agriculture.  However, we further indicated that federal authorities have not focused, nor have they threatened to focus their resources on tangential or secondary violation of the CSA.  The basis of our belief that federal authorities have not focused, nor have they threatened to focus their resources on tangential or secondary violation of the CSA is from a recent memorandum from the Department of Justice (the “DOJ”) to provide guidance to federal law enforcement, entitled Guidance Regarding Marijuana Enforcement which was sent to all United States Attorneys from Deputy Attorney General James Cole on August 29, 2013.  This memorandum provides that the DOJ is committed to enforcement of the CSA but the DOJ is also committed to using its limited investigative and prosecutorial resources to address the most significant threats in the most effective, consistent and rational way.

The memorandum provides updated guidance to federal prosecutors concerning marijuana enforcement in light of state laws legalizing medical and recreational marijuana possession in small amounts.  The memorandum sets forth certain enforcement priorities that are important to the federal government:

•	Distribution of marijuana to children;
•	Revenue from the sale of marijuana going to criminals;
•	Diversion of medical marijuana from states where is legal to states where it is not;
•	Using state authorized marijuana activity as a pretext of other illegal drug activity;
•	Preventing violence in the cultivation and distribution of marijuana;
•	Preventing drugged driving;
•	Growing marijuana on federal property; and
•	Prevent possession or use of marijuana on federal property.

As indicated in this DOJ memorandum federal law enforcement is not devoting resources to prosecuting individuals whose conduct is limited to possession of small amounts of marijuana for use on private property but relied on state and local law enforcement to address marijuana activity.

37. We note that you sell products in 14 countries. Please address the government regulation and legality of sales of your product in these countries.

Response 37: A review of our records indicates we sell our products in 12 foreign countries.  We have amended the Form S-1 to reflect this correction.  Similar to states within the United States, many of countries where we sell our equipment have legalized medical cannabis or have decriminalized or legalized cannabis possession. In all the countries where we export our products, federal law enforcement is not devoting resources to prosecuting individuals whose conduct is limited to possession of small amounts of marijuana for use on private property. Our products are primarily designed for general agricultural use. We have no direct or indirect design features in our equipment specifically or primarily of the cultivation of medical cannabis.  Our customers can grow anything they desire in our equipment.  Although it is possible that medical cannabis may be grown in our hydroponic and soil based equipment, we make no inquiry of our customers as to their intended agricultural use of our products.

38. Please identify in a table those states in which you do business that have decriminalized or legalized medical cannabis and those states that have not decriminalized or legalized medical cannabis. To the extent that there are significant differences among state medical cannabis legal regimes, please summarize these differences.

Response 38: We have added a table identifying the states in which we do business that have decriminalized or legalized medical cannabis and those states that have not decriminalized or legalized medical cannabis.

39. If applicable, please disclose the extent to which the regulation of drug paraphernalia under the Controlled Substances Act is applicable to your business and the sales of your products. Please also provide us support for your statement that you are not aware of any federal or state regulation of the sale of indoor cultivation equipment to medical or recreational cannabis growers. To the extent material, please add a risk factor describing the attendant risks.

Response 39: The extent to which the regulation of drug paraphernalia under the Controlled Substance Act (“CSA”) Title 21, Section 863, (Drug Paraphernalia) is applicable to our business and the sale of our produce is found in the definition of is defined drug paraphernalia. Drug paraphernalia means any equipment, product, or material of any kind which is primarily intended or designed for use in manufacturing, compounding, converting, concealing, producing processing, preparing, injecting ingesting, inhaling or otherwise introducing into the human body a controlled substance, possession of which is unlawful under this subchapter. Our products are primarily designed for general agricultural use. We have no direct or indirect design features in our equipment specifically or primarily of the cultivation of medical cannabis.  Our customers can grow anything they desire in our equipment.  Particularly in areas that experience short growing season, in-door hydroponic and soil vegetable gardening is becoming more popular among those individuals seeking fresh organic food.   Although it is possible that medical cannabis may be grown in our hydroponic and soil based equipment, we make no inquiry of our customers as to their intended agricultural use of or products.

Our understanding of federal or state regulation of the sale of indoor cultivation equipment to medical or recreational cannabis growers is prohibited if the primary intent or design of the manufacture is indoor cultivation equipment to medical or recreational cannabis growers.  Our products are primarily designed for general agricultural use. We have no direct or indirect design features in our equipment specifically or primarily of the cultivation of medical cannabis.  Our customers can grow anything they desire in our equipment.  Particularly in areas that experience short growing season, in-door hydroponic and soil vegetable gardening is becoming more popular among those individuals seeking fresh organic food.   Although it is possible that medical cannabis may be grown in our hydroponic and soil based equipment, we make no inquiry of our customers as to their intended agricultural use of or products.

Management’s Discussion and Analysis, page 26

Results of Operations, page 27

40. Please explain why you believe your sales mix shifted to more moderately priced cabinets during the fiscal year ended December 31, 2013. Please also discuss the impact shifts in sales mix have on your gross profit. Please provide a similar analysis for the most recent interim period.

Response 40: We introduced the Medicab Micro during the quarter ended September 30, 2013. We realize a similar gross margin percentage on all of our cabinets. The effect of new sales resulting from a broader product line had the result of increasing sales, although the Company’s average unit sales price decreased. After further analyzing the classification of products, we have revised the units and sales dollars for December 31, 2012 and 2013 to properly reflect sales of cabinets and accessories.

Financial Statements

41. Please update your financial statements, as necessary, to comply with Rule 8-08 of

Regulation S-X at the effective date of the registration statement.

Response 41: We have updated our financial statements.

Exhibit Index

42. Please file complete agreements, including conformed signatures and exhibits, attachments and schedules. We note, for example, that Exhibit 4.5 does not include all of the exhibits to the agreement and a number of the exhibits you filed do not include conformed signatures.

Response 42: We have filed as separate exhibits with conformed signatures, the exhibits to the Security Purchase Agreement (“SPA”) with CVP (Exhibit 4.5) that were not included in the prior filing. Some of the exhibits that were filed in the initial S-1 registration statement are being refiled to include the conformed signatures.

43. We also note that you have filed certain “Form of” agreements. To the extent two or more contracts are substantially identical, you may file a copy of one such agreement and include a schedule identifying the other documents omitted and setting forth the material differences. Refer to Instruction 2 to Item 601 of Regulation S-K and please refile your agreements accordingly.

Response 43: We have eliminated all “Form of” agreements and have filed the agreements with conforming signatures.

Exhibit 3.3

44. We note that Exhibit 3.3 includes bylaws of Cabinet Grow, Inc., a California corporation. To the extent the company has adopted new bylaws now that it is a Nevada corporation, please file those bylaws as an exhibit to the registration statement.

Response 44: We have adopted and filed as Exhibit 3.5 new bylaws as a Nevada corporation.

Exhibit 23.1

45. Please provide a currently dated consent from the independent public accountant in the amendment.

Response 45: We have provided a new currently dated consent from the independent public accountant in the amendment.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please do not hesitate to contact us.

Sincerely,

/s/ Barry Hollander

Barry Hollander

Chief Financial Officer

cc:	Sam May
Laura Anthony, Esq.
Legal and Compliance, LLC